ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

January 23, 2024	Nicholas M. Coppola T +1 212 596 9490 nicholas.coppola@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Kimberly Browning

Re:

DoubleLine ETF Trust (the “Registrant”) with respect to DoubleLine Commodity Strategy ETF and DoubleLine Fortune 500 Equal Weight ETF (each a “Fund” and together the “Funds”), File Nos 333-260030 and 811-23746

Dear Ms. Browning:

This letter is being filed to respond to the comments provided by telephone on January 19, 2024, by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Registrant’s Post-Effective Amendment (“PEA”) No. 5 to its registration statement and the Registrant’s responses to comments made by the Staff on January 11, 2024 (the “Prior Response Letter”). PEA No. 5 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 25, 2023, to register shares of the Funds, each a new series of the Registrant. The Registrant is filing PEA No. 8 pursuant to Rule 485(b) (the “485(b) Filing”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 5.

The following sets forth the Staff’s comments and the Registrant’s responses thereto.

1.	PROSPECTUS

a.	DoubleLine Commodity Strategy ETF

1.

Comment: The Staff re-issues comment number 2 in the Prior Response Letter which states: “The Fund’s name includes the term “Commodity,” which implicates 35d-1 under the Investment Company Act of 1940, as amended (the “40 Act”). Please either revise the Fund’s name or include an 80% policy.”

- 2 -	January 23, 2024

Response: The Registrant will change the name of the Fund to: “DoubleLine Commodity Strategy ETF.”

2.	Comment: The Fund’s investment objective, as revised, states that the Fund will seek total return over a “full market cycle.” Define the term “full market cycle” in plain English.

Response: The Registrant will revise the referenced disclosure in the 485(b) Filing as follows:

Fund’s investment objective is to seek ~~long-term~~ total return (capital appreciation and current income) ~~over, in the Adviser’s view, a full market cycle~~.

3.

Comment: In reference to the Registrant’s response to comment number 5 in the Prior Response Letter, if the Fund does not currently intend to borrow securities for the purpose of engaging in short sales within one year of the effective date of its registration statement, please remove disclosure regarding short sales in the principal investment strategies sections of the Fund’s prospectus.

Response: The Registrant confirms that the Fund will not borrow to engage in short sales within one year of the effective date of the 485(b) filing. The Registrant also notes that the added disclosure in the preamble regarding expenses on securities sold short aligns to the language of the Fund’s advisory agreement regarding the exceptions to the Fund’s unitary fee and is not intended to reflect the Fund’s principal investment strategies. The Registrant nonetheless agrees to make the requested change to the preamble of the Fund’s fee table.

4.

Comment: Please revise the Fund’s prospectus disclosure to more specifically describe the types of investments in which the Fund will invest as part of its principal investment strategies. The Staff notes the use of “e.g.,” in the Fund’s disclosure suggests that the examples provided are a non-exhaustive list of the types of investments that the Fund will invest in.

Response: The Registrant confirms that all principal investment strategies and expected instruments that will be used principally have been described expressly in the Fund’s Prospectus. The Registrant respectfully declines to remove uses of “e.g.,” from the Fund’s investment strategies. The use of “e.g.,” is used in the Prospectus not to define or disclose the Fund’s investments directly, but instead to disclose the universe of commodities to which the Barclays Index may provide exposure, which may change over time and over which the Fund has no control.

5.

Comment: Delete the phrase “from time to time” from the first paragraph of the Fund’s principal investment strategies as this phrase suggests that such investments are not a principal investment strategy of the Fund.

- 3 -	January 23, 2024

Response: The Registrant will revise the referenced disclosure in the 485(b) Filing as follows:

The commodities to which the Fund expects to have investment exposure principally ~~from time to time~~ include, without limitation, industrial metals (e.g., aluminum, copper, lead, nickel, zinc); precious metals (e.g., gold and silver); oil, gas and other energy commodities (e.g., crude oil, brent oil, gasoil, RBOB (reformulated blendstock for oxygenate blending) gasoline, and heating oil); agricultural products (e.g., coffee, corn, soybeans, sugar, cotton, wheat); and livestock (e.g., lean hogs, live cattle).

***

The Fund does not expect to invest more than 25% of its total assets in a subsidiary as of the end of each quarter of the Fund’s taxable year, though its investments in the Subsidiary may exceed 25% of its assets at times other than the end of each quarter of the Fund’s taxable year ~~from time to time~~.

6.

Comment: The Staff notes that the Fund’s commodity-related investments, as revised in the Prior Comment Letter, may include “operating companies” with direct or indirect exposure to commodities. Please explain in plain English what is meant by “invest in operating companies” and include attendant risk disclosure.

Response: The Registrant will remove the referenced disclosure as marked below in the 485(b) Filing:

~~Commodity-related investments may include investments in commodities, investments in instruments based on one or more commodities or commodity-related indices or investments in operating companies with direct or indirect exposure to commodities (e.g., an investment in an oil production company or a mining company).~~ The Fund expects to gain commodity-related investment exposure primarily through instruments the investment performance of which is based on one or more commodities, commodity baskets or commodities-related indices that, in aggregate, are generally representative of broad commodity exposures consistent with the Barclays Backwardation Tilt Multi-Strategy Index (the “Barclays Index”).

7.	Comment: Please disclose how the Fund will determine if an operating company is commodity-related.

Response: As discussed above in Registrant’s response to Comment 6, the referenced disclosure will be removed.

- 4 -	January 23, 2024

8.

Comment: Please disclose whether the private investment vehicles in which the Fund may invest include companies exempt from registration under Sections 3(c)(1) or 3(c)(7) of the 40 Act. In addition, disclose the extent of the Fund’s investments in such vehicles as a percentage of the Fund’s assets.

Response: The Registrant will remove references to private investment vehicles and will revise the referenced disclosure in the 485(b) Filing as follows:

The Fund is not an index fund; the Fund makes investments other than in an index, and the Fund’s investment objective is not to seek to approximate the performance of any index. The Fund may pursue its investment objective and obtain exposures to some or all of the asset classes described in this Prospectus by investing in ~~other investment companies, including, for example,~~ other registered open-end or closed-end investment companies, including ETFs, ~~and investment vehicles exempt from registration under the Investment Company Act of 1940, as amended (“other pooled investment vehicles”),~~ including investment companies ~~or other pooled investment vehicles~~ sponsored or managed by the Adviser or its related parties.

9.

Comment: The Staff notes the disclosure, as revised in the Prior Comment Letter, states “Within its broad commodity universe, the Barclays Index, through a rules-based algorithm generally favors maintaining...” (Emphasis added) Please also make clear in the Fund’s prospectus that the Fund is not an index Fund and does not track the Barclays Index.

Response: The Registrant will revise the Fund’s disclosure in the 485(b) Filing as follows:

Within its broad commodity universe, the Barclays Index, which consists of futures contracts, ~~through a rules-based algorithm,~~ generally favors maintaining higher weightings to commodities that exhibit backwardation in the term structures of their futures contracts (i.e., where prices of the contracts with shorter-term expirations will be higher than for contracts with longer-term expirations).

In addition, the Registrant will revise the Fund’s disclosure in the 485(b) Filing as reflected in Comment 8 above to state that the Fund is not an index fund.

10.	Comment: Please revise the Fund’s disclosure to make the description of the Barclays Index included in response to Item 4 of Form N-1A less prominent.

Response: The Registrant will revise the disclosure in the Fund’s prospectus to move the referenced disclosure later within Item 4 of Form N-1A.

- 5 -	January 23, 2024

11.

Comment: In reference to the paragraph following “[Item 9 Only]” in comment 9 of the Prior Response Letter, please delete “for example” so the disclosure contains a complete list of the Fund’s investments. Please also clarify what “other pooled investment vehicles” means and add any attendant risks.

Response: Please see the Registrant’s response to Comment 8 above which reflects that the Registrant will make the requested change in the 485(b) Filing. The Registrant believes the only remaining “e.g.” or “for example” references within the descriptions of the Fund’s principal investment strategy in the Prospectus are used in the description of the Barclay’s Index.

12.

Comment: The Fund’s disclosure should reflect the aggregate operations of the Fund and the Subsidiary and disclose the investment strategies and principal risks of the Subsidiary that are strategies or risks of the Fund.

Response: The Registrant will revise the Fund’s disclosure in the 485(b) Filing as follows:

The Subsidiary will make the swap, futures, option and/or forward investments that give the Fund exposure to the Barclays Index ~~When the Fund invests in commodities through swaps, the Subsidiary typically will engage in the swap transactions and the Fund will obtain commodities exposure indirectly~~.

Please also see the Registrant’s response to Comment 15 below.

13.	Comment: The Staff reissues Comment 23 from the Prior Response Letter regarding an 80% investment policy pursuant to Rule 35d-1 under the 40 Act.

Response: Please see the Registrant’s response to Comment 1 above.

14.

Comment: The Staff reissues Comment 24 from the Prior Response Letter. The Staff also notes that the term “other derivatives” does not specifically describe the Fund’s principal investment strategies. If there will be no other forms of leverage, then the Fund should make that representation.

Response: The Registrant will revise the Fund’s disclosure in the 485(b) Filing as follows:

Because the Fund expects to obtain its commodities exposures through total and excess return swaps, futures contracts, options on futures, and/or forward contracts ~~swap contracts, futures contracts and/or other derivatives~~ that do not require significant ~~up front~~ investment of the Fund’s cash, the Fund expects to have cash available to invest in other assets.

- 6 -	January 23, 2024

15.	Comment: The principal investment strategies and risk disclosures of a Fund that invests in a subsidiary should reflect the aggregate operations of the Fund and the Subsidiary.

Response: The Registrant will add the following disclosure to the 485(b) Filing:

When used in this Prospectus the term “Fund” includes the Subsidiary and the term “invest” includes investments that the Fund makes through the Subsidiary.

16.	Comment: The Staff reissues Comment 30 from the Prior Response Letter.

Response: The Registrant will add the following disclosure to the Fund’s Item 9 principal investment strategies:

The Fund will treat the Subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), borrowing (Section 18) and affiliated transactions and custody (Section 17). In addition, the Adviser and the Fund’s Board of Trustees will comply with the provisions of Section 15 of the 1940 Act with respect to the Subsidiary’s investment advisory contract.

17.	Comment: Confirm that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

Response: The Registrant confirms that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

18.

Comment: Confirm that the Subsidiary and its board of directors will agree to inspection of its books and records by the Staff and will agree to designate an agent for service of process in the United States.

Response: The Registrant confirms that the Subsidiary and its board of directors will make the Subsidiary’s books and records available for inspection by the Staff upon request. The Registrant also confirms that the Subsidiary will designate an agent for service of process in the United States.

19.

Comment: The Staff requests to see the Fee Waiver letter prior to the effective date of the Registration Statement and related disclosure in the Fund’s prospectus. In reference to Item 3 (and the related instructions) to Form N1-A, if a fee waiver is disclosed in the fee table; any such fee waiver must be contractual; must extend for only a year; must be active; must disclose if there is recoupment.

- 7 -	January 23, 2024

Response: The Registrant confirms that it has provided the Fee Waiver Letter for review with this Response Letter. The Registrant will also add the following disclosure as a footnote to the management fee line item of the Fund’s fee table:

The Fund’s Subsidiary (as defined below) also pays the Adviser a management fee of 0.65% of the Subsidiary’s average daily net assets. The Adviser has contractually agreed that any management fees paid to it by the Subsidiary will reduce the management fees payable to it by the Fund.

20.	Comment: In the paragraph following the sub-heading “Fixed Income Investments” please specify the type of debt securities that the Fund will invest in.

Response: The Registrant respectfully declines to modify this disclosure. The Registrant submits that the Fund’s disclosure, as revised in the Prior Comment Letter, under the heading “Fixed Income Investments” specifically describes the type of debt instruments in which the Fund will invest in principally.

21.

Comment: Disclose if the Fund has a downgrading policy with respect to the credit quality of the Fund’s investments. Clarify if debt credit quality is only assessed at time of purchase and what happens if the rating falls?

Response: The Registrant believes the Fund’s disclosure, as revised in the Prior Comment Letter, and reproduced below, addresses the Staff’s comment as to when credit quality is assessed by the Adviser.

(ii) investment-grade debt securities (i.e., those rated above Ba1 by Moody’s Investors Service, Inc. or above BB+ by S&P Global Ratings or Fitch Ratings, Inc.) or unrated debt securities that the Adviser determines to be of similar credit quality, as rated or determined at the time of investment…

In addition, the Registrant will add the following disclosure to the 485(b) Filing:

Any credit quality requirements as to investments will apply only at the time of an investment to which the requirement is applicable and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. Accordingly, any later credit quality downgrade or change in circumstances will not be considered in determining whether any investment complies with the Fund’s credit quality limitation or requirement.

22.	Comment: In reference to the Registrant’s response to comment 51 of the Prior Response Letter, please disclose the applicable maturity of the Fund’s principal debt investments.

Response: The Registrant will add the following disclosure to the Fund’s principal investment strategies:

Although the Fund may invest in individual securities of any maturity or duration, the Adviser will normally seek to construct a fixed income portfolio for the Fund with a dollar-weighted average effective duration of one year or less.

- 8 -	January 23, 2024

23.

Comment: The definition of a “foreign issuer,” that was added to the Fund’s disclosure in response to comment 53 of the Prior Response Letter, includes reference to a “national of any foreign government.” Please either clarify what the Fund considers a “national” or delete reference to such nationals.

Response: The Registrant will remove the referenced disclosure in the 485(b) Filing as follows:

A foreign issuer is any issuer which is a foreign government, ~~a national of any foreign government~~ or a corporation or other organization incorporated or organized under the laws of any foreign country.

24.

Comment: Please revise the footnote to the Fund’s fee table to explain that embedded costs of swap transactions and the operating expenses of the reference assets are indirect expenses that are not included in the fee table or expense example. Also provide an estimate of such costs as a percentage of fund assets.

Response: The Registrant respectfully refers to the existing language in footnote 1 to the fee table and will make the requested changes as follows: “The Fund expects to enter into index-related swap transactions, under which the Fund will incur fees payable to its counterparties and other costs. Those fees and costs are expected to reduce the index-based returns to the Fund under the swaps. As of the date of this Prospectus, the Fund estimates that it will pay fees to its swap counterparties of 0.25% (expressed as an annualized percentage of the notional amounts of the swaps). Actual costs may be higher or lower and will change over time. ~~Swap returns are typically also reduced by amounts based on short-term interest rates (applied against the notional amounts of the swaps) and potentially by other amounts.~~ Such fees and costs are not reflected in the table above or in the example below. See “Index Risk – Note regarding Index-Based Swaps” for more information regarding such fees and costs.” (Emphasis added)

25.

Comment: The disclosure in the Fund’s principal investment strategies regarding additional reference assets including “commodities, commodity baskets or commodities-related indices,” appears to be inconsistent with the later statement that the Fund expects to obtain all of its commodity exposure through derivates based on the Barclays Index. Please revise the Fund’s disclosure to reconcile these statements and to clarify whether the Fund will obtain all commodity exposure through derivatives based on the Barclays Index.

Response: The Registrant will revise the Fund’s disclosure in the 485(b) Filing as follows:

The Fund expects to gain ~~commodity-related investment exposure primarily through instruments the investment performance of which is based on one or more commodities, commodity baskets or commodities-~~

- 9 -	January 23, 2024

~~related indices that, in aggregate, are generally representative of~~ broad commodity exposures consistent with the Barclays Backwardation Tilt Multi-Strategy Index (the “Barclays Index”) by entering into total and excess return swaps, futures contracts, options on futures and/or forward contracts the performance of which is based on the performance of the Barclays Index. ~~These instruments are expected to include total and excess return swaps, futures contracts, options on futures, and/or forward contracts.~~

26.	Comment: Please delete “in aggregate are generally representative of broad commodity exposures consistent with the Barclays Index” in the first paragraph of the Fund’s principal investment strategies.

Response: The Registrant will revise the Fund’s disclosure in the 485(b) Filing to remove “in aggregate are generally representative of,” as reflected in comment 25 above.

27.	Comment: Clarify that the Fund is not an index fund.

Response: Please see the Registrant’s response to Comment 9 and related revisions.

28.

Comment: In the last sentence of the first paragraph of the Fund’s principal investment strategies stating “[t]hese instruments are expected to include total and excess return swaps, futures contracts, options on futures, and/or forward contracts,” please specify that the swaps, futures contracts, options on futures, and forward contracts will be commodity related.

Response: The Registrant refers to the revisions made in response to Comment 25 above.

29.	Comment: The Staff notes that the Fund’s index risk disclosure states that the Barclays Index consists of futures contracts. Please include a statement to that effect in the Fund’s Item 4 disclosure.

Response: Please see the Registrant’s response to Comment 9 and related revisions.

30.	Comment: Please define the terms “tenor” and “spot prices” as they are used in the Fund’s principal investment strategies.

Response: The Registrant will make the following changes in the 485(b) Filing:

●

The carry factor seeks to select the futures contract that is expected to offer the best carry for the following month (“carry” refers to the relative performance of futures tenors driven by the convergence of futures prices to spot prices at expiration) (“tenor” refers to the length of time remaining before a futures contract expires and “spot” refers to the price at which a commodity can be bought or sold for immediate delivery).

- 10 -	January 23, 2024

●	The seasonality factor seeks to provide exposure to a static December futures tenor that may generally outperform a position held in the front-month futures tenor.

●	The momentum factor seeks to provide exposure to the futures contract that has outperformed to the greatest degree the front-month contract rolling exposure over the past year.

31.

Comment: With respect to the statement that the Adviser may discontinue the use of the Barclays Index at any time, the Staff requests that the Registrant supplementally confirm that it understands that, if that changes the Fund’s principal investment strategies to no longer use the Barclays Index, the Fund must revise the prospectus accordingly.

Response: The Registrant confirms its understanding that if the Fund changes its principal investment strategies to no longer use the Barclays Index, it must revise the Fund’s prospectus accordingly.

32.

Comment: In the sixth paragraph of the Fund’s principal investment strategies beginning with “in order to qualify as a regulated investment company,” the disclosure states that the Subsidiary will engage in swaps. This appears to be inconsistent with disclosure about the Fund engaging directly in swaps. Please reconcile these statements.

Response: Please see the Registrant’s response to Comment 15, which clarifies that the “Fund” includes the Fund’s wholly owned Subsidiary, and that the term “invests” should be understood to include the investments of the Subsidiary.

33.	Comment: The paragraph following the sub-heading “Fixed Income Investments” uses the phrase “significant up front investment of cash.” Please explain what this phrase means in plain English.

Response: Please see the Registrant’s response to Comment 14 which reflects the removal of “up front” from the referenced disclosure.

34.

Comment: In the last paragraph of the Fund’s principal investment strategies, the Fund uses the term “other income producing instruments” either define specifically what instruments this refers to or strike from the disclosure.

- 11 -	January 23, 2024

Response: The Registrant agrees to make the following change in the 485(b) Filing:

Under normal circumstances, the Fund’s portfolio of fixed income investments is expected to include primarily fixed income ~~and other income-producing~~ instruments rated investment grade and unrated securities considered by the Adviser to be of comparable credit quality.

b.	DoubleLine Fortune 500 Equal Weight ETF

35.

Comment: In reference to the Registrant’s revisions made in response to comment 76 of the Prior Response Letter, please revise the reference to “ derivatives transactions of any kind” to specify the derivatives transactions in which the Fund will invest.

Response: The Registrant will revise the Fund’s disclosure in the 485(b) Filing as follows:

The Fund may enter into derivatives transactions ~~of any kind~~ in lieu of cash investments or otherwise to gain, or reduce, exposure to the Underlying Index.

36.	Comment: Clarify the Fund’s disclosure to explain, in plain English, how lending portfolio securities will reduce tracking error.

Response: The Registrant will revise the Fund’s disclosure in the 485(b) Filing as follows:

In order to seek to reduce the Fund’s tracking error relative to the Underlying Index by generating additional income to offset the fees and expenses that a fund, unlike an index, incurs, the Fund may lend portfolio securities with a value up to 33 1/3% of its total assets, including collateral received for securities lent.

37.

Comment: In reference to the changes made to the securities lending risk disclosure reflected in response to Comment 87 of the Prior Response Letter, please enhance the disclosure regarding that the Fund will bear loss to make clear that the shareholders will indirectly bear such loss.

Response: The Registrant will revise the Fund’s disclosure in the 485(b) Filing as follows:

securities lending risk: if the Fund lends securities, and the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, there is a risk that the securities will not be available to the Fund on a timely basis. If a borrower defaults and the Fund is not able to recover the securities loaned, the Fund and, indirectly, its shareholders will bear loss to the extent the value of the collateral sold is not equal to the market value of the loaned securities. Loans are secured by collateral consisting of cash or short-term debt obligations and the Fund may invest the cash collateral received (in money market investments or money market funds) and the Fund and its shareholders

- 12 -	January 23, 2024

bears the risk of loss on such reinvestment, including the risk of total loss of such collateral. In addition, as with other extensions of credit, there is the risk of possible delay in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. While securities are loaned out by the Fund, the Fund generally will receive from the borrower amounts equal to any dividends or interest paid on the borrowed securities. For federal income tax purposes, payments made “in lieu of” dividends are not considered dividend income. These distributions will neither qualify for the reduced rate of taxation for individuals on qualified dividends nor the 50% dividends received deduction for corporations. The costs associated with the Fund’s securities lending activities are not shown in the Fund’s fee table. Engaging in securities lending could have a leveraging effect, which may intensify the other risks associated with investments in the Fund.

38.

Comment: Please revise the Fund’s securities lending risk disclosure to disclose the fact that the costs of securities lending do not appear in the fee table. Also disclose that the Fund and the shareholders bear the entire risk of loss of collateral in connection with securities lending.

Response: Please see the Registrant’s response to Comment 37 above.

39.	Comment: With reference to the text added in response to Comment 91 in the Prior Response Letter, please explain the requirements of Section 18(f)(1) in the Fund’s disclosure.

Response: The Registrant will revise the Fund’s disclosure in the 485(b) Filing as follows:

All percentage limitations and requirements as to investments discussed in this Prospectus or the SAI will apply only at the time of an investment to which the limitation or requirement is applicable and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. Accordingly, any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether any investment complies with a Fund’s limitation or requirement. Such percentage limitations and requirements do not apply to the asset coverage test set forth in Section 18(f)(1) of the 1940 Act. Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300% for all

- 13 -	January 23, 2024

borrowings of such registered company and provided further that, in the event that such asset coverage shall at any time fall below 300%, such registered company shall, within three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%. The term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness.

40.	Comment: The Fund’s principal investment strategies reference “or one or more components of Underlying Index,” clarify whether those components are also considered in the Fund’s 80% policy.

Response: The Registrant will make the following change in the 485(b) Filing:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities that comprise the Underlying Index, or derivatives transactions that provide investment exposure to the Underlying Index or securities that comprise the Underlying Index.

Please also see the Registrant’s response to Comment 41, below.

41.

Comment: In the last sentence of the fourth paragraph of the Fund’s principal investment strategies, either disclose the modified version of the Underlying Index that may be used or delete the reference to such a “modified version”. If a modified version will be used, indicate what this means for the Fund’s 80% policy under 35d-1. Also explain what the “one or more components of the Underlying Index or unrelated index or basket of securities” means and what that means for the Fund’s 80% policy.

Response: The Registrant will make the following change in the 485(b) Filing:

For example, the Fund might enter into swap transactions or futures transactions designed to provide the Fund a return before fees and expenses approximating the Underlying Index’s return, including swap transactions or futures transactions where the reference asset is the Underlying Index, or securities that comprise the Underlying Index ~~or a modified version of the Underlying Index, one or more components of the Underlying Index, or an unrelated index or basket of securities.~~

42.	Comment: In the second to last paragraph of the Fund’s principal investment strategies, beginning with “The fund expects to concentrate” please revise “expects” to “will.”

- 14 -	January 23, 2024

Response: The Registrant will make the following change in the 485(b) Filing:

The Fund will ~~expects to~~ concentrate its investments (i.e., invest 25% or more of the value of its total assets) in securities of issuers in any one industry or group of industries to the extent that the Underlying Index reflects a concentration in that industry or group of industries.

43.	Comment: Please ensure that the Fund’s Item 4 and Item 9 disclosures are consistent in light of the comments given above.

Response: The Registrant agrees to apply comments globally and harmonize the Funds’ item 4 and item 9 disclosures.

****

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 596-9490 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nicholas M. Coppola

Nicholas M. Coppola

cc:	Jeremy Smith, Esq.
Keith MacLeod, Esq.
Kathleen Nichols, Esq.